1110 Spring St. Silver Spring, MD 20910 Office: (301) 608-9292 Fax: (301) 608-9291

October 22, 2009

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:        United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 000-26301

Dear Mr. Rosenberg:

We refer to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 15, 2009, in connection with the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed by United Therapeutics Corporation (the “Company”) on February 26, 2009 with the Securities and Exchange Commission.  Per our discussion with Gus Rodriguez, Accounting Branch Chief, we hereby respectfully request an extension of the deadline to file our response to the comments contained in the Staff’s letter until November 4, 2009, in light of the Company’s current focus on closing its third quarter accounts and preparing its Quarterly Report on Form 10-Q.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext. 1729, or Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 with any questions.

Sincerely,
/s/ JOHN M. FERRARI
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation